UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

MARS ACQUISITION CORP.

(Name of Issuer)

Ordinary Shares, par value $0.000125 per share

(Title of Class of Securities)

G5870E 132

(CUSIP Number)

January 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G5870E 132

1	Name of reporting persons Shanchun Huang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Malta

Number of shares beneficially owned by each reporting person with	5	Sole voting power 518,008 (1)
	6	Shared voting power 0
	7	Sole dispositive voting power 518,008 (1)
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 518,008 (1)
10	Check box if the aggregate amount in row (11) excludes certain shares* ☐
11	Percent of class represented by amount in row (11) 11.58%
12	Type of reporting person* IN

1.	Includes (i) 385,584 ordinary shares of the Mars Acquisitions Corp. (the “Issuer”) at $0.000125 par value (“Ordinary Share”); (ii) 132,424 Ordinary Shares of the Issuer underlying units (each unit consisting of one Ordinary Share and one right to receive two-tenths (2/10) of one ordinary share upon the consummation of the Issuer’s initial business combination.

SCHEDULE 13G

CUSIP No. G5870E 132

1	Name of reporting persons Jing Wang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization St. Kitts and Nevis

Number of shares beneficially owned by each reporting person with	5	Sole voting power 337,164 (1)
	6	Shared voting power 0
	7	Sole dispositive voting power 337,164 (1)
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 337,164 (1)
10	Check box if the aggregate amount in row (11) excludes certain shares* ☐
11	Percent of class represented by amount in row (11) 7.54%
12	Type of reporting person* IN

1.	Includes (i) 250,972 ordinary shares of the Mars Acquisitions Corp. (the “Issuer”) at $0.000125 par value (“Ordinary Share”); (ii) 86,192 Ordinary Shares of the Issuer underlying units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of the Issuer’s initial business combination.

SCHEDULE 13G

CUSIP No. G5870E 132

1	Name of reporting persons Zeyao Xue
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 337,164 (1)
	6	Shared voting power 0
	7	Sole dispositive voting power 337,164 (1)
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 337,164 (1)
10	Check box if the aggregate amount in row (11) excludes certain shares* ☐
11	Percent of class represented by amount in row (11) 7.54%
12	Type of reporting person* IN

1.	Includes (i) 250,972 ordinary shares of the Mars Acquisitions Corp. (the “Issuer”) at $0.000125 par value (“Ordinary Share”); (ii) 86,192 Ordinary Shares of the Issuer underlying units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of the Issuer’s initial business combination.

SCHEDULE 13G

CUSIP No. G5870E 132

1	Name of reporting persons Ming Yi
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 245,283 (1)
	6	Shared voting power 0
	7	Sole dispositive voting power 245,283 (1)
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 245,283 (1)
10	Check box if the aggregate amount in row (11) excludes certain shares* ☐
11	Percent of class represented by amount in row (11) 5.48%
12	Type of reporting person* IN

1.	Includes (i) 182,579 ordinary shares of the Mars Acquisitions Corp. (the “Issuer”) at $0.000125 par value (“Ordinary Share”); (ii) 62,704 Ordinary Shares of the Issuer underlying units (each unit consisting of one ordinary share and one right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of the Issuer’s initial business combination.

SCHEDULE 13G

CUSIP No. G5870E 132

Item 1. Security and Issuer.

Securities acquired: Ordinary Shares, $0.000125 par value.

Issuer:	Mars Acquisition Corp.
Americas Tower, 1177 Avenue of The Americas, Suite 5100
New York, NY, 10036

Item 2.

(a) Name of Person Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Shanchun Huang

Jing Wang

Zeyao Xue

Ming Yi

(b) Address of Princial Business Office or, if None, Residence:

c/o Mars Acquisition Corp.

Americas Tower, 1177 Avenue of The Americas, Suite 5100

New York, NY, 10036

(c) Citizenship:

The citizenship of each of the Reporting Persons is:

Shanchun Huang: Republic of Malta

Jing Wang: St. Kitts and Nevis

Zeyao Xue: People’s Republic of China

Ming Yi: People’s Republic of China

(d) Title and Class of Securities: ordinary shares

(e) CUSIP No.: G5870E 132

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Persons filing this Statement is provided as of February 8, 2024:

(a) Amount beneficially owned:

See Row 9 and the corresponding footnotes on the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 and the corresponding footnotes on the cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 and the corresponding footnotes on the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 and the corresponding footnotes on the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 and the corresponding footnotes on the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 and the corresponding footnotes on the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

/s/ Shanchun Huang
Shanchun Huang

/s/ Jing Wang
Jing Wang

/s/ Zeyao Xue
Zeyao Xue

/s/ Ming Yi
Ming Yi